UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number: 000-24677
BINDVIEW DEVELOPMENT CORPORATION
(Exact name of registrant as specified in its charter)
5151 San Felipe, 25th Floor
Houston, Texas 77056
(713) 561-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value per share
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One
Pursuant to the requirements of the Securities Exchange Act of 1934, BindView Development
Corporation has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 11, 2006	BY: /s/ Arthur F. Courville
Arthur F. Courville
Secretary